LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.

September 30, 2023



LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.

For the Year Ended September 30, 2023

TABLE OF CONTENTS



BKC
Certified Public Accountants, PC
www.bkc-cpa.com

Independent Auditors' Report

Board of Directors
Lawrenceville Plasma Physics, Inc.
D/B/A LPPFusion, Inc.
Middlesex, New Jersey

We have audited the accompanying financial statements of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.), which comprise the Balance Sheet as of September 30, 2023, and the related Statements of Operations, Cash Flows, and Changes in Stockholders' Equity for the year then ended, and the related Notes to the Financial Statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.) as of September 30, 2023, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, Management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.)'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that,

individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.)'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by Management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.)'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

BKC, CPAs, PC

BKC, CPAS, PC

February 5, 2024
Flemington, New Jersey

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Balance Sheet
September 30, 2023

ASSETS

Current assets		
Cash	$	14,864
Total current assets		14,864
Noncurrent assets		
Property and equipment, net of accumulated depreciation of $1,036,804		316,225
Right-of-use asset - operating leases		80,650
Total noncurrent assets		396,875
Total assets	$	411,739

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	51,476
Current portion of lease liability - operating leases		23,562
Total current liabilities		75,038
Long-term liabilities		
Lease liability - operating leases, net of current portion		58,394
Total liabilities		133,432
Stockholders' equity		
Capital stock		
Class A voting, no par value, 20 shares authorized, 20 shares issued and outstanding		1
Class B non-voting, no par value, 400,000 shares authorized, 326,852 shares issued and outstanding		10,070,517
Accumulated deficit		(9,792,211)
Total stockholders' equity		278,307
Total liabilities and stockholders' equity	$	411,739

See accompanying notes to the financial statements.

3

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Statement of Operations
For the Year Ended September 30, 2023

Operating expenses		
Salaries and wages	$	316,453
Payroll taxes		25,237
Employee benefits		38,771
Computer related expenses		21,549
Depreciation expense		61,595
Dues and subscriptions		3,067
Insurance		7,173
Materials and supplies		9,530
Travel		1,326
Rent expense		30,017
Telephone		10,917
Office expense		20,082
Professional fees		88,190
Finance charge		2,811
Total operating expenses		636,718
Other income (expense)		
Research grant		130,500
Donation income		5,580
Interest income		39
Processing fees for crowdfunding		(35,778)
Total other income (expense)		100,341
Net loss before provision for income		(536,377)
Provision for income taxes		742
Net loss	$	(537,119)

LAWRENCEVILLE PLASMA PHYSICS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2023

| | Class A Stock | | Class B Stock | | Accumulated | Total Stockholders' |
	Number	Amount	Number	Amount	Deficit	Equity
Balance at October 1, 2022	20	$ 1	324,923	$ 9,641,802	$ (9,255,092)	$ 386,711
Issuance of stock	-	-	1,929	428,715	-	428,715
Net loss	-	-	-	-	(537,119)	(537,119)
Balance at September 30, 2023	20	$ 1	326,852	$ 10,070,517	$ (9,792,211)	$ 278,307

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Statement of Cash Flows
For the Year Ended September 30, 2023

Cash flows from operating activities		
Net loss	$	(537,119)
Adjustments to reconcile net loss to		
net cash used in operating activities		
Depreciation		61,595
Non cash lease expense		24,855
Increase (decrease) in liabilities		
Accounts payable and accrued expenses		17,396
Principal repayments of lease liability - operating leases		(23,549)
Total adjustments		80,297
Net cash used in operating activities		(456,822)
Cash flows from investing activities		
Purchases of property and equipment		(30,742)
Net cash used in investing activities		(30,742)
Cash flows from financing activities		
Proceeds from related party loan		11,000
Repayments of related party loan		(26,000)
Proceeds from sale of capital stock		428,715
Net cash provided by financing activities		413,715
Decrease in cash		(73,849)
Cash - beginning of year		88,713
Cash - end of year	$	14,864

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFusion, Inc.
Notes to the Financial Statements

Note 1 -   Summary of significant accounting policies
             Description of the Company
             Lawrenceville Plasma Physics, Inc., D/B/A LPPFusion, Inc. (the Company), incorporated
             in 2003, is a research and development company. LPPFusion's main technology is Focus
             Fusion, a fusion energy generator. This technology uses a Dense Plasma Focus device,
             fueled by hydrogen and boron, and converts energy directly into electricity.

             The Company has already achieved major experimental milestones. Of the three factors
             that serve as an indicator of fusion energy yield (temperature, density, and confinement
             time), the Company has so far achieved adequate temperature and confinement time for net
             energy. It plans to carry out scientific experiments to demonstrate the scientific feasibility
             of its approach and develop a prototype fusion generator. The Company expects that it
             will achieve profitable operation after that time primarily by selling licenses for the
             manufacture of the generators and from the royalties from those licenses.

             Changes in accounting standards
             ASU 2016-02: In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842),
             which supersedes existing guidance for accounting for leases under Topic 840, Leases. The
             FASB also subsequently issued the following additional ASUs, which amend and clarify
             Topic 842: ASU 2018-01, Land Easement Practical Expedient for Transition to Topic 842;
             ASU 2018-10, Codification Improvements to Topic 842, Leases; ASU 2018-11, Leases
             (Topic 842): Targeted Improvements; ASU 2018-20, Narrow-scope Improvements for
             Lessors; and ASU 2019-01, Leases (Topic 842): Codification Improvements. The most
             significant change in the new leasing guidance is the requirement to recognize right-to-use
             (ROU) assets and lease liabilities for operating and finance leases on the balance sheet.

             As a result of adopting the new standards effective October 1, 2022, the Company recorded
             a lease liability payable and utilized all the available practical expedients. These included
             transition elections that permitted it to not reassess its prior conclusions about lease
             identification, lease classification and initial direct costs for existing or expired leases.

             The Company evaluates its leases for proper classification as either finance or operating
             lease when the annual lease cash payments are over $5,000 per year. All other leases are
             considered immaterial or qualify for the short-term lease exclusion.

             Use of estimates
             The preparation of financial statements in accordance with generally accepted accounting
             principles requires Management to make estimates and assumptions that affect the reported
             amounts of assets and liabilities and to disclose contingent assets and liabilities at the date
             of the financial statements and the reported amounts of revenue and expenses during the
             reporting period. Actual results could differ from those estimates.

Note 1 -   <u>Summary of significant accounting policies (continued)</u>
              <u>Property and equipment</u>
              Property and equipment are stated at cost. Repairs and maintenance costs are expensed, while additions and betterments are capitalized. Depreciation is being provided for principally by the straight-line method over estimated useful lives of the related assets.

	Estimated Useful Life
Leasehold improvements	39 years
Machinery and equipment	10 years
Software	3 years

              <u>Revenue recognition</u>
              Revenue consists of subscription payments and sponsored research agreement provided by a non-profit organization.

              <u>Income taxes</u>
              Deferred income taxes reflect the temporary differences in reporting assets and liabilities for income and financial accounting purposes. These temporary differences arise primarily from the recognition of accelerated depreciation for income tax purposes and net operating loss carryforwards.

              With few exceptions, the Company is no longer subject to the U.S. Federal, state or local income tax examinations by tax authorities for years before 2019.

Note 3 -   <u>Property and equipment</u>
              Property and equipment at cost is summarized as follows:

Leasehold improvements	$	114,592
Software		22,681
Machinery and equipment		1,215,756
Total property and equipment		1,353,029
Less: accumulated depreciation		(1,036,804)
Property and equipment, net	$	316,225

              Depreciation expense for the year ended September 30, 2023 was $61,595.

Note 4 -   <u>Patents</u>
              The Company has been granted patents in the United States, Australia, Canada, China, and the European Union, and has an outstanding patent application in India.

Note 5 -   Stock option plan
Pursuant to the Company's Stock Option Plan, the Company will issue from time to time, to employees, officers, directors and consultants of the Company, options to purchase shares of the Company's common stock.

Options are granted with an exercise price equal to the fair value of the Company's stock at the date of the grant; the options generally vest immediately. The exercise price for the options range from $60 to $200. The options generally have ten-year contractual terms. The fair value of each option award was the market price of the stock as determined arbitrarily by the Management of the Company on the date of the issuance. At September 30, 2023, there were 8,444 options outstanding.

There was no compensation expense recorded for any of the options because Management of the Company, using qualitative inputs, has determined the fair value to be negligible.

Note 6 -   Lease arrangements
Effective February 1, 2022, the Organization entered a five-year contract for office space.

The Organization rents office facilities from a nonrelated party, Impact Associates, LLC. The lease calls for monthly payments of $1,990 with a 2 percent escalation for each subsequent year, expiring February 2027.

The following summarizes the items on the balance sheet as of September 30, 2023:

Operating lease ROU assets	$	80,650
Operating lease liabilities		
Current portion		23,562
Long-term portion		58,394
Total operating lease liabilities	$	81,956

The Organization did not have the rate implicit in all the leases, as such they utilized the risk-free rate as the discount rate. The following summarizes other information related to the leases as of December 31, 2022:

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating leases	$	24,198
Weighted-average remaining lease term in years for operating leases		3.33
Weighted-average discount rate for operating leases		1.62%

Note 6 -   <u>Lease arrangements (continued)</u>
Future minimum payments required under the operating leases are as follows:

2024	$	24,682
2025		25,176
2026		25,680
2027		8,616
Total minimum payments		84,154
Less: present value discount		(2,198)
Total lease liabilities	$	81,956

Lease expense for the year ended September 30, 2023 is $30,017.

Note 7 -   <u>Income taxes</u>
The provision for income taxes for the year ended September 30, 2023, is as follows:

Current state taxes	$	742

As of September 30, 2023, the Company has available a cumulative net operating loss carryforward of $9,756,894 and a general business credit of $256,857 which begins to expire in 2027 and a book to tax temporary difference of $156,092 arising from the recognition of accelerated depreciation for income tax purposes. Because of the more likely than not assessment that the deferred tax asset will not be used, an allowance equal to the amount of the deferred tax asset has been recorded.

Note 8 -   <u>Risk and uncertainties</u>
The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology.

Note 9 -   <u>Subsequent events</u>
The Company's Management has determined that no material events or transactions occurred subsequent to September 30, 2023 and through February 5, 2024, the date of the Company's financial statement issuance, which require additional disclosure in the Company's financial statements.